(As filed with the Securities and Exchange Commission on May 24, 2002)

                                                               File No. 70-10035
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                         Carolina Power & Light Company
                   Eastern North Carolina Natural Gas Company
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

             -------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Esq.                        William T. Baker, Jr., Esq.
     Associate General Counsel                Thelen Reid & Priest LLP
     Progress Energy Service Company, LLC     40 W. 57th Street, 25th Floor
     410 South Wilmington Street              New York, New York 10019
     Raleigh, North Carolina 27602

     The Application or Declaration filed in this proceeding on January 15, 2002 is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     1.1 Background. Progress Energy, Inc. (formerly CP&L Energy, Inc.) ("Progress Energy"), a registered holding company,(1) owns, directly or indirectly, all of the issued and outstanding common stock of two electric utility subsidiary companies: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; and Florida Power Corporation, which generates, transmits, purchases and sells electricity in parts of Florida. CP&L generates, transmits, distributes and sells electricity in 57 of the 100 counties in North Carolina and 14 counties in northeastern South Carolina. The territory served includes a substantial portion of the coastal plain of North Carolina extending to the Atlantic coast between the Pamlico River and the South Carolina border. The estimated total population of the territory served by CP&L in North and South Carolina is 4.2 million.

     Progress Energy also owns all of the issued and outstanding common stock of North Carolina Natural Gas Corporation ("NCNG"), a gas utility company. NCNG serves approximately 120,000 residential, commercial, agricultural, industrial and electric utility customers in 110 cities and towns, primarily in eastern and south central North Carolina, and four municipal gas distribution systems that serve an additional 53,300 end users. NCNG's facilities include approximately 1,128 miles of transmission pipeline of two to 30 inches in diameter which connect its distribution systems with the Texas-to-New York transmission system of Transcontinental Gas Pipe Line Company ("Transco") and the southern end of the natural gas transmission system of Columbia Gas Transmission Corporation ("Columbia Gas"). NCNG distributes natural gas through its approximately 2,865 miles of distribution mains. The estimated total population of the territory served by NCNG is 2.6 million.

     NCNG purchases natural gas for its "bundled" retail sales (which account for approximately half of the total gas throughput on the NCNG system) under a variety of long-term, short-term and spot market purchase agreements. Gas is delivered to NCNG on the Transco and Columbia Gas interstate pipeline systems pursuant to long-term contracts. Most of NCNG's current gas supply is produced in the Gulf Coast producing region.

     NCNG was acquired by CP&L in July 1999, and became a direct subsidiary of CP&L Energy, Inc. in July 2000. Before approving the merger of CP&L Energy, Inc. and Florida Progress Corporation to form Progress Energy, the Commission considered whether the continued ownership of NCNG by CP&L Energy, Inc. would satisfy the requirements of Section 11(b)(1)(A)-(C) of the Act. In its order approving the merger, the Commission concluded that:(2)

     A. The requirements of Clause A were met because divestiture of NCNG would cause an economic loss in relation to the separate system's total revenues, expenses and income, and would impair the ability of

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(1)  See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov. 27,
     2000) (the "Merger Order").

(2)  Id., 73 SEC Docket at 2464.


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


          the merged company to compete as an energy supplier serving combined electric and gas markets.

     B. The requirements of Clause B were met because NCNG is located and operates exclusively in North Carolina, a state in which CP&L also operates.

     C. The requirements of Clause C were met because the proposed management organization, the economies and efficiencies anticipated from combined operations and the effectiveness of regulation provided assurance that the system would not be so large as to impair the advantages of localized management, efficient operation or effectiveness of regulation.

     Progress Energy also owns a 50% interest in Eastern North Carolina Natural Gas Company ("Eastern NCNG"), a newly-formed company that has been granted a certificate of convenience and necessity by the North Carolina Utilities Commission ("NCUC") to provide natural gas service in 14 counties in eastern North Carolina that are not now being served with natural gas.(3) Eastern NCNG will become a "gas utility company" within the meaning of Section 2(a)(4) of the Act at such time as it commences deliveries of natural gas. Progress Energy is seeking authorization herein to acquire and retain Eastern NCNG as an additional public utility subsidiary.(4)

     1.2 Description of Eastern NCNG. Eastern NCNG is currently engaged in developing and constructing a "greenfield" natural gas transmission and distribution system in eastern North Carolina. Progress Energy owns 50% of the issued and outstanding common stock of Eastern NCNG. The remaining 50% is owned by the Albemarle Pamlico Economic Development Corporation ("APEC"), a North Carolina nonprofit corporation created to encourage infrastructure and economic development in eastern North Carolina, including the provision of natural gas service to the 14 counties in eastern North Carolina that currently do not have natural gas service.(5) The business and affairs of Eastern NCNG are conducted by its Board of Directors. Under the terms of a Shareholders' Agreement by and among Progress Energy, APEC and Eastern NCNG, the Board of Directors of Eastern NCNG shall consist of nine members, of whom four are designated by Progress Energy and four by APEC. The ninth director (referred to in the Shareholders' Agreement as the "Independent Director") is elected by the eight shareholder

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(3)  The 14 counties are Dare, Currituck, Camden, Pasquotank, Perquimans,
     Chowan, Gates, Washington, Hyde, Tyrrell, Pamlico, Jones, Carteret, and Pender.

(4) As indicated in the Merger Order, Eastern NCNG was originally formed as a limited liability company, with CP&L holding a 50% membership interest. Since the merger, Eastern NCNG has been converted into a stock corporation.

(5) APEC was organized by the 14 counties pursuant to the North Carolina Nonprofit Corporation Act, N.C. Gen. Stat. ss.55A-1-01, et seq. (2000). The applicants believe that APEC is exempt from all provisions of the Act pursuant to Section 2(c) of the Act. The 14 counties that formed APEC are "political subdivisions" of the State of North Carolina, within the meaning of Section 2(c). In this connection, the APEC Articles of Incorporation state that its purpose is to "support the State of North Carolina and its political subdivisions in eastern North Carolina," and the APEC by-laws provide that the Board of Directors is to have representatives designated by each of the 14 counties.

directors. The Independent Director only votes when necessary to break a tie vote. A copy of the Shareholders' Agreement is filed herewith as Exhibit A-3.

     The Shareholders' Agreement provides that Progress Energy, through CP&L, shall be responsible for the design, construction, operation, maintenance of the transmission and distribution system pursuant to the terms of a Construction, Operation and Maintenance Agreement (the "Construction Agreement"), which is filed as Exhibit B hereto and more fully described below. APEC is responsible for studying and determining the potential for business expansion and economic development in, as well as recommending proposed natural gas facility expansions to serve new load in the 14-county area. APEC's specific duties and responsibilities are set forth in a separate services agreement.

     The 14 counties that Eastern NCNG will serve historically have not been able to obtain gas service because of the relatively small population of those counties and the resulting economic unfeasibility of providing service. However, in 1998, the North Carolina General Assembly enacted the Clean Water and Natural Gas Critical Needs Act of 1998, which provides for the issuance of $200 million of general obligation bonds of the state for the purpose of providing grants, loans or other financing for the cost of constructing natural gas facilities into unserved areas of the state. Thereafter, in October 1999, CP&L and APEC announced their intention to build an 850-mile natural gas transmission and distribution system to provide natural gas service in those 14 counties. The current estimated cost of constructing the Eastern NCNG gas transmission and distribution system is $210.2 million. A map showing Eastern NCNG's franchised service area is filed herewith as Exhibit E.

     Eastern NCNG was formed to construct and own such facilities and to market natural gas service throughout eastern North Carolina. By extending natural gas service into a region that does not presently enjoy such service, Eastern NCNG will also encourage and support economic development throughout eastern North Carolina.

     In October 1999, CP&L and APEC filed a joint request with the NCUC for a certificate of convenience and necessity to operate as a local distribution natural gas public utility and to construct natural gas transmission and distribution facilities in the 14 unserved counties (Exhibit D-1). They also asked to be awarded $186 million of the $200 million state bond package established for natural gas infrastructure to pay for the uneconomic portion of the project. On June 15, 2000, the NCUC issued an order awarding Eastern NCNG an exclusive franchise to provide natural gas service in all 14 counties, and granted $38.7 million in state bond funding for Phase 1 of the project (Exhibit D-3). Phase 1, which includes construction of 124 miles of transmission and 73 miles of distribution facilities, is expected to cost approximately $50.5 million. When completed in mid-2002, Phase 1 will bring natural gas service to consumers in six of the 14 counties involved.

     On March 20, 2001, Eastern filed a request with the NCUC for $149,300,000 from the state bond package (all of the remaining gas bond funds available) to construct Phases 2-7 of the project (Exhibit D-4). It also asked the NCUC to award it any additional bond funds that may become available, including gas bond funds awarded to other gas expansion projects if such projects ultimately did not need all of the bond funds awarded to them; and to allow Eastern NCNG to apply any gas bond funds not used in constructing Phase 1 to Phases 2-7. By order issued June 7, 2001, the NCUC granted Eastern NCNG an additional $149,582,346 of gas bond funds to construct Phases 2-7 (Exhibit D-5).

     The transmission and distribution system owned by Eastern NCNG is being designed and constructed and will be operated by CP&L. CP&L has committed to construct and operate the transmission and distribution systems at a cost that allows Eastern NCNG to provide natural gas service at reasonable rates that will be competitive with the rates of other local distribution natural gas distribution companies in North Carolina (exclusive of expenses beyond CP&L's control such as gas commodity costs, municipal franchise fees, and similar items).

     CP&L is currently in discussion with suppliers interested in bringing additional gas and additional transportation capacity into North Carolina. Gas supply commodity purchases for both NCNG and Eastern NCNG will be arranged and contracted in the gas market by CP&L's Energy Trading Department and upstream transportation capacity and any long-term supply arrangements for both entities will be arranged by CP&L's Term Marketing Department. Additionally, NCNG and Eastern NCNG have agreed to a reciprocal transportation rate that each party will charge the other for transporting gas on their respective systems for the benefit of the other party when the transporting party does not incur any capital costs in order to transport the gas in question. In managing natural gas supplies for NCNG and Eastern NCNG, CP&L will endeavor to purchase gas at the lowest reasonable prices at all times, while taking into consideration the required reliability of Eastern NCNG's gas supply. CP&L expects that for the first several years after Eastern NCNG begins operation, its gas supply will be obtained on a combined basis with NCNG's gas supply with appropriate allocations of costs between the two companies.

     APEC will help ensure that the new facilities are built in the most advantageous locations to promote development of the economic base of the region. Pursuant to a Services Agreement between APEC and Eastern NCNG, APEC is responsible for studying and determining the potential for business expansion and economic development in eastern North Carolina and for recommending proposed natural gas facility expansions to serve new load throughout the region. The budget for services provided by APEC from January 1, 2001 through December 31, 2004 is not to exceed $330,660 annually.(6)

     1.3 Construction Agreement. Under the Construction Agreement, CP&L is responsible for design, engineering and construction of the transmission and distribution facilities to be owned by Eastern NCNG. CP&L will also provide or cause to be provided both day-to-day operating and maintenance services associated with operation of the pipeline facilities and administrative liaison and related services associated with the conduct of its business affairs.(7) Eastern NCNG is obligated to reimburse CP&L for all costs and expenses that CP&L

----------
(6) In an order issued April 26, 2002, the NCUC approved the use of bond funds of up to $100,000 per year to reimburse Eastern NCNG for services provided by APEC that are related to the construction of Eastern NCNG's proposed project.

(7) The Construction Agreement permits CP&L to utilize its affiliates, including NCNG, to provide the services for which it is responsible thereunder. In order to maximize the efficiencies and economies expected to be derived by making CP&L responsible for design, construction and operation of the Eastern NCNG transmission and distribution system, CP&L intends to rely heavily on NCNG to perform such functions. However, because CP&L is the responsible party under the Construction Agreement, this Application/Declaration assumes that these functions will be provided by CP&L. Any services that CP&L obtains from NCNG will be in accordance with the form of service agreement approved by the Commission as part of the Merger Order, which requires, among other things, that all such services be rendered at cost in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder.

incurs in constructing and operating the Eastern NCNG gas system. Employees of CP&L and its affiliates who are utilized to render services to Eastern NCNG are required to keep time sheets so that the portion of their salaries and wages attributable to such services can be documented. Labor costs charged to Eastern NCNG are based on the actual salaries and wages of the personnel used. The Construction Agreement further provides that CP&L shall charge Eastern NCNG for its administrative and general expenses at a rate equal to 3.1% of direct labor expenses. This loading factor is based on a conservative estimate of CP&L's indirect overhead expenses that was made at the time the Construction Agreement was being prepared. In accordance with Rule 90(a), this loading factor will be reviewed at least once per year on the basis of actual experience, and, if appropriate, adjusted accordingly, subject to receipt of any necessary regulatory approvals. It is currently estimated that the total cost of constructing the Eastern NCNG natural gas system will be approximately $210.2 million, and that when the completed system is fully operational, operating and maintenance expenses (not including the cost of natural gas) will be approximately $3.2 million annually.

     The Construction Agreement also establishes guidelines to be followed by CP&L in proposing rates to be charged by Eastern NCNG. Pursuant to such guidelines, rates charged by Eastern NCNG under normal circumstances will not produce a rate margin (allowable gas costs less specified commodity costs and pipeline demand and storage charges) in excess of the average rate margin realized by other natural gas distribution companies in the region.(8)

     1.4 Financing of Eastern NCNG. Section 6.2(c) of the Shareholders' Agreement provides that the financial requirements of Eastern NCNG are to be met initially at the discretion of the Eastern NCNG Board of Directors through the state bond funds, share subscriptions by shareholders, loans from the shareholders or their affiliates, or a combination thereof. Once the Board of Directors determines that Eastern NCNG is no longer operating at a loss, it is intended that the financial requirements of Eastern NCNG will be met in the following order: (i) funds generated by the business of Eastern NCNG; (ii) bond funds, (iii) short-term borrowing from the shareholders or any of their affiliates; (iv) short-term borrowing from third parties, and (v) long-term borrowing.(9) As a start-up company, Eastern NCNG is expected to operate at a loss for several years. The applications to the NCUC for funding for the uneconomic portion of the project showed that it was expected to generate positive net cash flow in the seventh year after start of construction, and that cumulative net cash flow will not be positive until year sixteen.(10)

----------
(8) The relevant natural gas distribution companies are Public Service Company of North Carolina, NCNG, Piedmont Natural Gas Company, Frontier Energy, Virginia Natural Gas, and North Carolina Gas Service, a Division of NUI Corporation.

(9) It is expected that any long-term borrowings from third parties will be exempt under Rule 52(a).

(10) The cash flow projections filed with the NCUC were based on a variety of factors, including, importantly, estimates of the rate of converting residents and businesses in the 14 counties to gas service.

     As previously described, the principal source of funds required for construction of the Eastern NCNG gas transmission and distribution system will be the state bond package. Progress Energy has committed to fund 100% of the economic portion of each Phase of the project (i.e., the portion not funded through the state bond package). Progress Energy is proposing to provide such funding for construction of the economic portion of the project through the purchase of 500 shares of common stock of Eastern NCNG at a price of $1.00 per share, for a total of $500.00, and through the purchase of 500 shares of Series A Preferred Stock of Eastern NCNG at a price of $44,200.00 per share in cash, for a total of $22,100,000. Progress Energy's equity investment will be made on a phase by phase basis after the state bond funds have been exhausted. Progress Energy is obligated to invest a total of $7.676 million in the Series A Preferred Stock of Eastern NCNG in 2002. Under the original projections filed with the NCUC, Progress Energy's equity investment would be fully funded in year sixteen.

     The Articles of Incorporation of Eastern NCNG (Exhibit A-1 hereto) provide that the dividend rate on the Series A Preferred Stock shall be equal to 8.688% per year, that Eastern NCNG shall be obligated to declare such dividend annually, to the extent it has earnings, and that the right to such cash dividends shall be cumulative from year to year. The preferred dividend rate, which was developed through negotiations among representatives of Progress Energy, APEC, and the North Carolina Public Staff, is approximately the same as CP&L's weighted after-tax average cost of capital (currently 8.9%).

     Additional funding, if needed, may be provided to Eastern NCNG through unsecured loans from its shareholders. Progress Energy is proposing that it be authorized to make loans to Eastern NCNG from time to time through September 30, 2003 with the total principal amount outstanding at any time not to exceed $30 million. Such loans will be made pursuant to the terms of a 364-Day Revolving Credit Facility dated June 1, 2001 (the "Credit Facility)" (Exhibit A-5 hereto).(11) Interest on any such loans by Progress Energy under the Credit Facility will be equal to the then-current thirty day London Interbank Offered Rate (LIBOR) plus 0.30%.(12) The principal amount of any loan made by Progress Energy to Eastern NCNG under the Credit Facility is payable 364 days from the date of the Credit Facility, subject to extension. The outstanding balance of principal under any loan may be repaid by Eastern NCNG in whole or in part at any time without premium or penalty.

     1.5 Accounting Treatment of Investment in Eastern NCNG. Eastern NCNG is not a majority-owned subsidiary of Progress Energy and therefore will not be consolidated with Progress Energy for financial reporting purposes. Progress Energy's interest in Eastern NCNG will be reflected in "other income/loss" on Progress Energy's income statement.

----------
(11) Although Exhibit 6.2(c) of the Shareholders Agreement contains a form of promissory note that might also be used for this purpose, all shareholder loans by Progress Energy to Eastern NCNG will be made in accordance with the terms of the Credit Facility.

(12) This rate reflects a five basis point premium over Progress Energy's cost of funds to cover program-related administration. This spread over LIBOR may be adjusted from time to time to reflect Progress Energy's then current cost of commercial paper.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses paid or incurred or to be incurred in connection with the proposed transactions (excluding fees, commissions, and expenses that will be included in the capital costs of the project, as described in Item 1 above), are estimated at not more than $25,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1 General Overview. Sections 9(a), 10, and 11(b) of the Act are applicable to Progress Energy's acquisition and retention of Eastern NCNG. Sections 6(a), 7, 9(a), 10, 12(b), and 12(f) of the Act and Rule 45 thereunder are applicable to the proposed inter-company loans by Progress Energy to Eastern NCNG. Section 13(b) of the Act and Rules 87(b), 90 and 91 thereunder are applicable to CP&L's sale of services to Eastern NCNG under the Construction Agreement. Rule 54 is also applicable to the proposed transactions.

     3.2 Section 10 Analysis. The relevant standards for approval of an acquisition under Section 10 are set forth in subsections (b), (c) and (f) thereof.

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;


          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or


          (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.


     Section 10(f) provides that the Commission:

          shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

     Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

               (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

               (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

     An "integrated public-utility system" is defined in Section 2(a)(29) to mean:

               (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     For the reasons set forth below, Progress Energy believes that the requirements of Section 10(f) have been met; that its acquisition of Eastern NCNG's voting securities will satisfy the integration standards under Sections 10(c) and 2(a)(29); and that there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b).

     (a) Section 10(b)(1). Section 10(b)(1) was intended to avoid "an excess of concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309
(1978). The transaction proposed herein essentially involves a construction project, most of which will be funded with a grant from the State of North Carolina. The transaction will add only modestly to the size of the Progress Energy system, which, through CP&L and NCNG, already provides electric and natural gas service in much of North Carolina.

     On the other hand, the transaction will provide a modestly larger and more diverse asset and customer base for Progress Energy, and will create opportunities for operating efficiencies. For example, as discussed above, CP&L will use its existing resources to contract for gas supply commodity purchases and gas transportation service needed to supply gas to Eastern NCNG. Moreover, both NCNG and Eastern NCNG will rely on transportation services of Transco and Columbia Gas for delivery of natural gas to their respective distribution systems.

     Further, the transaction proposed herein will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.(13) In fact, far from limiting or restricting competition, the proposed transaction is the outgrowth of proceedings in North Carolina to assure expansion of natural gas service to unserved areas of the state. The combination of Eastern NCNG with the existing subsidiaries of Progress Energy engaged in providing public utility service in North Carolina is expected to result over time in economies of scale and efficiencies that will enable them to compete more effectively in the evolving energy industry.

     (b) Section 10(b)(2). The Commission may not approve the proposed transaction if it determines pursuant to Section 10(b)(2) that the consideration (including fees and expenses of the transaction) to be paid, indirectly, by Progress Energy in connection with the transaction is not reasonable or does not bear a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.

     As an initial matter, it should be reiterated that this is not a case in which Progress Energy is purchasing the securities of an existing utility from a third party. This is a construction project in which the capital contributions of Progress Energy are being used to finance the economic portion of a new natural gas transmission and distribution system. Because the non-economic portion of the project is to be financed on a dollar-for-dollar basis by state bond funds, Progress Energy is responsible only for funding the economic portion of the project.

     The applications submitted to the NCUC for a certificate of convenience and necessity and for bond funds have included cost estimates, market studies, revenue analyses and funding projections. Legislation authorizing the issuance of natural gas bond funds by the state of North Carolina provides for the use of natural gas bond revenues to finance construction of natural gas facilities that otherwise would not be economically feasible to construct. To the extent that bond funds are available to Eastern NCNG, they will be used to finance construction of the Eastern NCNG transmission and distribution system. Additional funds needed in order to finance construction of the economic portion of the Eastern NCNG transmission and distribution system may be provided by Progress Energy. The investments by Progress Energy have been reviewed by the NCUC in the course of its consideration of the overall economic feasibility of formation of Eastern NCNG at the rates and rate design proposed by Eastern NCNG.

     (c) Section 10(b)(3). Section 10(b)(3) requires the Commission to determine whether the transaction will unduly complicate the capital structure of Progress Energy or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the Progress Energy holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.

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(13) See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties . . ..").

     The consolidated capital structure of Progress Energy and its subsidiaries (in thousands) as of December 31, 2001 is as follows:

          ------------------------------------------------
          Common equity        $6,203,533,000        37.5%
          ------------------------------------------------
          Preferred equity        $92,831,000          .6%
          ------------------------------------------------
          Long-term debt       $9,483,745,000        57.3%
          ------------------------------------------------
          Short-term debt*       $765,581,000         4.6%
          ------------------------------------------------

          * Including current portion of long-term debt.

     The proposed transaction will not have a material impact on the capitalization and earnings of Progress Energy, and will not introduce any complexity into Progress Energy's capital structure. The expected investment of Progress Energy in Eastern NCNG, which will be financed by Progress Energy in the ordinary course of its business, represents approximately two-tenths of one percent of the total capitalization of Progress Energy. Except for the shareholder loans described in Item 1, above, the debt and other obligations of Eastern NCNG will not be recourse to Progress Energy or to Progress Energy's other utility subsidiaries.(14)

     Exhibit FS-3 hereto is a forecast balance sheet of Eastern NCNG as of December 31, 2004, by which time construction of Phases 1 and 2 through 7 of the Eastern NCNG transmission system is expected to be completed. Based on such forecasts, Eastern NCNG's capitalization following completion of Phases 1 through 7 will consist of approximately 64% equity (primarily the preferred equity invested by Progress Energy) and approximately 36% short-term debt. Most of the funds representing Progress Energy's equity investment in Eastern NCNG by December 31, 2004 (estimated at $17.3 million) will be reflected in the capital costs associated with the economic portion of Eastern NCNG's plant, property and equipment; the remainder will represent deferred operations and maintenance expenses.(15) Although a capital structure for a public-utility company consisting primarily of preferred stock equity is unusual, in this case the preferred return that Progress Energy will earn on the Class A Preferred Stock is appropriate in view of the fact that Progress Energy has committed to fund 100% of the economic portion of the project. The funds provided by the State of North Carolina are grants and do not represent a fixed obligation of Eastern NCNG. Accordingly, neither the state funds nor the assets acquired through the use of such funds are reflected on Eastern NCNG's balance sheet.

     Finally, as set forth more fully in the discussion of the standards of
Section 10(c)(2), infra, and elsewhere in this Application/Declaration, the transaction will create opportunities for Eastern NCNG to achieve substantial savings through access to CP&L's managerial and technical expertise of Progress Energy and its subsidiaries. The transaction will therefore be in the public

----------
(14) Progress Energy will fund its investment in Eastern NCNG with cash on hand and with proceeds of external financing previously authorized by the Commission. See, Progress Energy Inc., et al., Holding Company Act Release No. 27297 (Dec. 12, 2000); Holding Company Act Release No. 27440 (Sept. 20,
     2001), and Holding Company Act Release No. 27500 (March 15, 2002). Progress Energy is not requesting any additional financing authority in this proceeding.

(15) The NCUC is allowing Eastern NCNG to defer recovery of certain operation and maintenance expenses over a period of up to eight years. The funds required to pay for these deferred expenses will be derived by Eastern NCNG through borrowings under the Credit Facility.

interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     (d) Section 10(c)(1). Section 10(c)(1) provides that the Commission shall not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission when state law prohibits or requires approval of such acquisition. The transaction for which approval is sought, including the establishment of Eastern NCNG to construct and operate a "greenfield" natural gas distribution system in eastern North Carolina, the investment in the economic portion of such system by Progress Energy and the reliance on CP&L personnel to build and operate the system, was reviewed by the NCUC at the time it awarded gas bond funds to Eastern NCNG.

     Approval of the transaction will not be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system...." Section 11(b)(1)
permits a registered holding company to own one or more additional integrated public-utility systems if the requirements of Section 11(b)(1)(A)-(C) (the "ABC Clauses") are satisfied. The manner in which the transaction complies with the ABC Clauses is discussed further below.

     In the Merger Order, the Commission determined that Progress Energy could retain NCNG as an additional integrated utility system under the ABC Clauses. The Eastern NCNG system, another local gas distribution system, is being constructed to serve the 14 coastal counties of North Carolina that lie between NCNG's service territory and the Atlantic Ocean. CP&L provides electric service in four of these 14 counties. Eastern NCNG will obtain its gas supplies from the same sources as NCNG (primarily the Gulf Coast producing basins), delivered on the Transco and Columbia systems. Moreover, as described below, Eastern NCNG will obtain significant benefit in the form of shared services with CP&L. Accordingly, the acquisition will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to address.

     (e) Section 10(c)(2). Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of the voting securities of Eastern NCNG by Progress Energy "will serve the public interest by tending towards the economical and efficient development of an integrated public utility system" as defined in Section 2(a)(29).

     The gas transmission pipeline serving the six counties in Phase 1 begins at an existing NCNG transmission pipeline and will be supplied natural gas through that interconnection. Two other counties will be served by extensions from NCNG's existing pipeline system in later phases of the project. The gas transmission system being proposed by Eastern NCNG for Phases 2-7 of the project involves construction of a backbone twelve-inch natural gas pipeline beginning in the Town of Ahoskie, North Carolina and proceeding southward to Wilmington, North Carolina. Lateral lines will be extended in an eastward direction off of the backbone system to serve five unserved counties in that region and one county will be served directly by the backbone system. This backbone system will interconnect with the four NCNG pipelines that terminate in eastern North Carolina; thereby allowing these lines to be supplied natural gas by Eastern NCNG's backbone system as well as NCNG providing Eastern with an alternative supply of gas for its system. Additionally, NCNG and Eastern NCNG have agreed to a reciprocal transportation rate that each will charge the other for transporting gas on their respective systems for the benefit of the other party when the transporting party does not incur any capital costs in order to transport the gas in question. It is therefore evident that the existing gas properties of NCNG and the gas properties being constructed by Eastern NCNG will comply with Section 10(c)(2) of the Act.

     A map showing the service areas of NCNG and Eastern NCNG and the proposed route of the Eastern NCNG transmission system and the interconnections of that system with facilities of NCNG is attached as Exhibit E.

     In addition, the essential functions of NCNG and Eastern NCNG, including gas supply, administrative services, and customer service, will be centrally coordinated. CP&L, which is currently responsible for gas procurement for NCNG, will provide that service for Eastern NCNG as well. Both NCNG and Eastern NCNG will be supplied with natural gas delivered by the same interstate gas pipeline companies--Transco and Columbia Gas, and substantially all of the gas supplying NCNG and Eastern NCNG will be produced in the same supply basins (the Gulf Coast producing basins). Finally, once the Eastern NCNG gas pipeline has been constructed, CP&L will provide the same operation and maintenance services for Eastern NCNG that it currently provides for NCNG.

     The economies and efficiencies expected to accrue to Eastern NCNG as a result of the transaction are sufficient to satisfy the integrating tendencies required by of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., 49 S.E.C. 472, 480
(1986). In addition, the Commission has recognized in previous cases involving investments in "greenfield," or start-up, gas systems, that consumers are likely to benefit substantially from the utility company's access to the experience of a parent company's management and employees and other resources (e.g., information systems). See MCN Corporation, Holding Co. Act Release No. 26576 (Sept. 17, 1996); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1,
1999); and Bangor Hydro-Electric Company, et al., Holding Co. Act Release No. 27094 (Oct. 25, 1999). As in those cases, the value of the expertise and services that CP&L will provide to Eastern NCNG is not readily quantifiable. However, it is clear that Eastern NCNG will benefit significantly from the access it will have to the experience of CP&L's management and employees in operating a public utility in North Carolina.

     It is currently expected that operational economies and efficiencies will result largely from the fact that the service territory of Eastern NCNG will overlap the service territory of CP&L and be contiguous to that of NCNG, and that the gas supply functions for Eastern NCNG and NCNG will be coordinated by CP&L. Where such overlap exists, the combined utility system will be able to streamline many operations when it functions as a single system in such areas as: (i) meter installation and reading; (ii) information systems and telecommunications; (iii) customer call center operations; and (iv) billing support. Eastern NCNG will also achieve administrative economies and efficiencies through access to corporate services of Progress Energy Service Company, LLC in such areas as accounting, financial planning and analysis, financial reporting, human resources, regulatory affairs, insurance, legal, payroll, purchasing, tax, training, treasury, transportation, real estate, facilities management and engineering, construction and environmental services. The provision of administrative services in this manner will avoid the need for Eastern NCNG to maintain a duplicate administrative services staff of its own.

     These economies of scale and efficiencies will result from CP&L's provision of services on a coordinated basis that the evolving energy marketplace demands, and are consistent with the economies of scale and efficiencies that the Commission has found sufficient in connection with other applications involving acquisitions of interests in "greenfield" gas utility systems. See e.g., MCN Corporation, Sempra, and Bangor Hydro Electric, supra. In each of these cases, the Commission noted that the gas company involved would benefit from the ability to utilize the expertise and other resources available from the acquiring company's public utility subsidiaries.

     The resulting system will also meet the requirement that it be "not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation." This case involves the development and financing of a small, start-up, gas transmission and distribution system designed to serve areas adjacent to those served by NCNG that currently are not served by any other gas supplier. In this respect, this case is indistinguishable from similar proposals that the Commission has previously approved. See, MCN Corporation, Sempra, and Bangor Hydro-Electric, supra. As described in greater detail in Item 1.3, CP&L will be directly responsible for the day-to-day operations of Eastern NCNG, thereby providing operating efficiencies and savings. Further, all material aspects of Eastern NCNG's development and financing have been or will be specifically considered by the NCUC.

     (f) Section 10(f). Progress Energy has obtained the required NCUC approvals for the equity investment in Eastern NCNG. The requirements of Section 10(f) have therefore been satisfied.

     3.3 Section 11(b) Analysis. The Act generally requires the utility properties of a registered holding company to be confined to a "single integrated public-utility system," either gas or electric. The limitation is intended to eliminate evils that Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties." Section 1(b)(4). Congress believed that "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other utility or non-utility businesses." See, SEC v. New England Electric System, 41 S.E.C. 888 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir. 1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390 U.S. 207 (1968).

     In view of the separate definitions of an integrated electric system and integrated gas system, and their differing criteria, the Commission has traditionally held that gas and electric properties do not together constitute an integrated system.(16) An exception to this requirement is provided in
Section 11(b)(1), collectively the ABC Clauses. The Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showings that must be made by an applicant to justify ownership of such properties.(17)

     Section 11(b)(1) of the Act allows a registered holding company to retain "one or more" additional integrated systems if the Commission finds that:

     (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies, which can be secured by the retention of control by such holding company of such system;

     (B) All of such additional systems are located in one State, adjoining States, or a contiguous foreign country; and

     (C) The combination of systems under the control of a single holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     As noted above, the Commission has previously determined, after due consideration of the ABC Clauses, that Progress Energy should be permitted to retain NCNG as an additional integrated public utility system. In its order authorizing construction of Phase 1 of the Eastern NCNG gas system, the NCUC determined that the operations of Eastern NCNG should be structurally separate from those of CP&L and NCNG in order to ensure adequate oversight of regulated operations and proper tracking of costs. Nevertheless, for reasons similar to those justifying the retention of NCNG by Progress Energy, the expansion of Progress Energy's natural gas business in North Carolina through its acquisition of stock in Eastern NCNG is also consistent with the ABC Clauses.

     As shown above, the acquisition of Eastern NCNG will have the integrating tendencies required by Section 10(c)(2). In addition, Progress Energy's retention of Eastern NCNG will satisfy the requirements of the ABC Clauses for the following reasons:

     (1) CP&L, NCNG and Eastern NCNG operate in a "single area or region" as they are located in overlapping or contiguous service territories in eastern North Carolina, and both NCNG and Eastern NCNG rely on deliveries of natural gas by Transco and Columbia Gas;

----------
(16) See SEC v. New England System, 384 U.S. at 178, n. 7.

(17) Id.

     (2) substantial economies achievable through combining functions in such areas as management, procurement, materials management; customer service, finance, accounting, legal, engineering, and construction would be lost if Eastern NCNG were operated in a stand alone capacity; and

     (3) the area or region served by NCNG and Eastern NCNG is not "so large as to impair... the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, CP&L personnel will conduct the day-to-day operations of Eastern NCNG in order to promote efficiency.

     Eastern NCNG is currently engaged in construction of a "greenfield" natural gas transmission and distribution system to extend natural gas service into areas of North Carolina in which such service currently is not available. When the system is completed, Eastern NCNG will provide natural gas service in fourteen counties along the eastern coast of North Carolina. CP&L currently provides electric service throughout a portion of that area, and NCNG provides natural gas service in adjacent areas of North Carolina. Inasmuch as each of these utilities operates or will operate within the same state, North Carolina, Clause B is satisfied.

     Finally, acquisition of Eastern NCNG by Progress Energy satisfies Clause C of Section 11(b)(1). Under Clause C, the combination of systems under the single control of Progress Energy, including Eastern NCNG's gas utility system, will not be so large (given the state of the art and the region or area affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation. The Commission has determined previously that the relevant consideration is not size alone, or size in any absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation, and effective regulation. The operation of the gas system of Eastern NCNG as a subsidiary of Progress Energy would not adversely impact its operations or impair the effectiveness of regulation. With regard to localized management, Eastern NCNG will be managed by CP&L personnel in Raleigh, North Carolina. Management will remain geographically close to the service area of Eastern NCNG as it extends natural gas service to customers throughout the eastern portion of the state. It is contemplated that in the future all customers will have access to CP&L's customer service center located in North Carolina, providing customers with a single point of contact for all of their energy needs. Thus, the advantages of local management will be preserved.

     With respect to regulatory effectiveness, the NCUC will continue to regulate CP&L, NCNG, and Eastern NCNG. Thus, the transaction will not alter the NCUC's regulatory effectiveness. The transaction has not raised undue regulatory concerns in North Carolina, where the NCUC has granted joint requests filed by CP&L and APEC for funding for and approval of the formation of Eastern NCNG. Moreover, when it becomes operational, Eastern NCNG will be a "gas utility company" subject to regulation under the Act. The NCUC has reviewed and approved all material aspects of the creation of Eastern NCNG and the capital contributions by Progress Energy. Moreover, the NCUC will have oversight over Eastern NCNG's rates and service, securities issuances, and transactions with affiliates.

     Because Eastern NCNG and NCNG will, to the extent practicable, be operated in a coordinated manner, other synergies will also be realized. This would result in decreased costs for each of the gas utilities, as they would be able to share costs not only with each other, but also with the electric system and accordingly spread those costs across a larger base.

     In summary, the transaction does not give rise to any of the abuses, ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that Section 11(b)(1) of the Act prohibits. Accordingly, the Commission should approve the transaction.

     3.4 Sections 6(a) and 12(b)

     The amount of funding available from the North Carolina state bond fund plus that provided by Progress Energy and APEC through purchases of common stock and preferred stock of Eastern NCNG may not be sufficient to pay for the full cost of facilities to be installed by Eastern NCNG. The Shareholders' Agreement therefore provides that either shareholder or its affiliates may make unsecured loans to Eastern NCNG from time to time to fund construction and operation of the Eastern NCNG gas transmission and distribution system. Although such loans, if any, may be made either pursuant to the Credit Facility or pursuant to a promissory note substantially in the form attached as Exhibit 6.2(C) to the Shareholders' Agreement, Progress Energy intends to rely solely on the Credit Facility for this purpose. Any such transaction will be consistent with Sections 6(a), 7, and 12(b) of the Act.

     3.5 Section 13(b) Analysis

     Section 13(b) of the Act provides in part that:

          ...it shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company...to enter into or take any step in the performance of any service, sales, or construction contract by which the company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies.

     Rules 90 and 91 of the Commission state that a subsidiary of a registered public utility holding company may not provide goods or services to an affiliated company at more than cost, as determined in accordance with such rules. Under the Construction Agreement, CP&L is to be reimbursed for all costs incurred in meeting its responsibilities under that agreement. Significantly, Exhibit A to the Construction Agreement establishes detailed Accounting Procedures to be followed by CP&L in calculating the costs for which it may be reimbursed. Consistent with Rule 91, the Accounting Procedures provide that direct charges are to be made for the costs of goods and services provided by CP&L insofar as such costs can be identified without excessive effort or expense. Other elements of cost are to be fairly and equitably allocated to Eastern NCNG. Accordingly, CP&L believes that the Construction Agreement conforms to Rules 90 and 91.

     3.5 Rule 54 Analysis. Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered public utility holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $965 million, or approximately 47% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) for the four quarters ended December 31, 2001 ($2.07 billion).

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Progress Energy's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of its domestic public utility subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     As discussed herein, the NCUC has authorized the acquisition by Progress Energy of stock in Eastern NCNG and related transactions, and has granted bond funds to finance the uneconomic portions of Phase 1 and Phases 2-7 of the natural gas transmission and distribution system being constructed by Eastern NCNG. No other state commission and no federal commission, other than this commission, has jurisdiction over this transaction.

ITEM 5.   PROCEDURE.
          ---------

     The applicants request that the Commission publish a notice of the filing of this Application/Declaration as soon as practicable and that the Commission issue an order approving the proposals contained herein as soon as the rules allow. The applicants further request that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     B.   EXHIBITS.
          --------

            A-1 Articles of Incorporation of Eastern North Carolina Natural Gas Company (previously filed)

            A-2 Bylaws of Eastern North Carolina Natural Gas Company (previously filed)

            A-3 Shareholders' Agreement by and among Progress Energy, Inc., Albemarle Pamlico Economic Development Corporation and Eastern North Carolina Natural Gas Company (previously filed)

            A-4 Stock subscription letter of Progress Energy, Inc. (previously filed)

            A-5   364-Day Revolving Credit Facility (previously filed)

            B Construction, Operation and Maintenance Agreement by and between Carolina Power & Light Company (previously filed)

            C     None

            D-1 Joint Application of the Albemarle Pamlico Economic Development Corporation and Carolina Power & Light Company for Certificate of Convenience and Necessity and for Natural Gas Bond Funds (previously filed)

            D-2 Motion for Leave to Amend and Amended Application for Certificate of Convenience and Necessity and for Natural Gas Bond Funds (to be filed by amendment)

            D-3 Order of North Carolina Utilities Commission Granting Certificate and Approving Use of Bond Funds, dated June 15, 2000 (to be filed by amendment)

            D-4 Joint Application of Albemarle Pamlico Economic Development Corporation and Carolina Power & Light Company for Certificate of Convenience and Necessity and for Approval to Use Bond Funds For Phases 2 through 7 (previously filed)

            D-5 Order of North Carolina Utilities Commission Approving Use of Bond Funds, dated June 7, 2001 (to be filed by amendment)

            E Map of Eastern North Carolina Gas Company Service Territory and Interconnecting Pipelines (Form SE-paper format filing) (previously filed)

            F     Opinion of Counsel (to be filed by amendment)

            G     Form of Federal Register Notice (previously filed)

     B.   FINANCIAL STATEMENTS.
          --------------------

     FS-1      Progress Energy Consolidated   Incorporated by reference
               Statement of Income for the    to Annual Report of
               year ended December 31, 2001   Progress Energy on Form
                                              10-K for the year ended
                                              December 31, 2001  (File
                                              No. 1-15929)

     FS-2      Progress Energy Consolidated   Incorporated by reference
               Balance Sheet as of December   to Annual Report of
               31, 2001                       Progress Energy on Form
                                              10-K for the year ended
                                              December 31, 2001  (File
                                              No. 1-15929)

     FS-3      Forecast Balance Sheet of      Filed herewith
               Eastern NCNG as of December
               31, 2004

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The matters that are the subject of this Application/Declaration do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended and restated Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                 PROGRESS ENERGY, INC.
                                 CAROLINA POWER & LIGHT COMPANY


                                 By:
                                        -----------------------
                                 Name:  William D. Johnson
                                 Title: Secretary


                                 EASTERN NORTH CAROLINA NATURAL GAS COMPANY


                                 By:
                                        -----------------------
                                 Name:  Donald K. Davis
                                 Title: Vice President

Date: May 24, 2002